Exhibit 99.1

Brookfield Asset Management Inc.

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2014 Fourth Quarter and Year End Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on February 13, 2015 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS NET INCOME OF $5.2 BILLION

50% Increase In Net Income to Shareholders
Funds From Operations of $2.2 Billion for 2014

TORONTO, February 13, 2015 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) today announced financial results for the quarter and year ended December 31, 2014.

“We have established Brookfield as a leading global real asset manager and are well positioned to expand all our platforms in order to generate superior returns for our clients and shareholders,” commented Bruce Flatt, CEO of Brookfield. “We are generating solid growth in fees and strong performance from most of our operating businesses.”

•
Net income for 2014 totalled $5.2 billion, or $4.67 per share representing a 50% increase.  Operational and value improvements generated a significantly higher level of fair value gains and the continued expansion of our asset management activities resulted in a 26% increase in fee related earnings.

•
Funds from operations (“FFO”) for Brookfield shareholders during 2014 were $2.2 billion, or $3.17 per share.  FFO increased by 5% from the 2013 results after excluding realized disposition gains and carried interests, as increases in fee related earnings and FFO from our property and renewable energy businesses were offset by lower returns on financial assets and private equity investments. The 2013 results included a significantly higher level of realized dispositions gains and carried interests.

•	Fee bearing capital increased to $89 billion and represented 20% growth, year over year.

•
We committed $18 billion to real asset investments, including telecom infrastructure in Europe and property investments in India and China. More recently, we agreed to acquire the balance of the Canary Wharf development in London with a partner.

Financial Results
	Three Months Ended December 31		Years Ended December 31
US$ millions (except per share amounts)	2014	2013	2014	2013

Consolidated net income1	$1,699	$850	$5,209	$3,844
Per Brookfield share2	1.59	1.08	4.67	3.12

Funds from operations2,3	$535	$1,030	$2,160	$3,376
Per Brookfield share2,3	0.78	1.59	3.17	5.14

1.	Consolidated basis – includes amounts attributable to non-controlling interests

2.	Excludes amounts attributable to non-controlling interests

3.	See Basis of Presentation on page 3

2014 Operating Highlights

We expanded our asset management franchise and our flagship listed partnerships.

Fee bearing capital was $89 billion at year end, an increase of 20% from the prior year. We increased both the quantity and quality of fee bearing capital, as annualized base fees increased to $675 million, up 27% year-over-year. We added $4 billion of assets under management in our public markets asset business through both market appreciation and net inflows to funds that invest in property and infrastructure securities. A leading sovereign wealth fund invested $1.8 billion in our listed property entity.

Our flagship private funds have committed or invested approximately 80% of their capital commitments in aggregate, and we continue to maintain a robust pipeline of investment opportunities. We have approximately $11 billion of private funds in marketing for a variety of strategies and expect to launch another $10 billion by the end of this year. Total assets under management were $204 billion at the end of the year.

We announced or completed acquisitions and capital expansions that will deploy over $18 billion of capital on behalf of clients and Brookfield shareholders.

We expanded our property business by acquiring the 50% of our office property portfolio that we did not already own. We also acquired commercial properties in India and China and a triple net lease portfolio of auto dealerships. Subsequent to year end, we acquired a controlling interest in Canary Wharf, Europe’s leading business centre, in partnership with a sovereign wealth fund.

Our renewable energy business completed a number of major acquisitions, including an Irish wind farm portfolio with a significant development pipeline, as well as North and South American hydroelectric, wind and biomass facilities. Our infrastructure group acquired a Brazilian rail network and committed to acquire a 50% interest in a portfolio of 6,700 European telecom towers.

Acquisitions within our private equity business included building North America’s leading coal bed methane producer through a series of transactions and we continued investing in the restructuring of a leading Texas utility company.

We increased cash flow and created value with growth initiatives and operational improvements in our major businesses.

We recorded $2.2 billion of FFO. Fee related earnings increased by $78 million or 26% over the previous year. FFO growth in our property, renewable energy and residential businesses was offset by lower pricing in certain industrial private equity companies and lower portfolio investment gains.

Our asset management business generated fee revenues of $206 million in the quarter leading to quarterly fee related earnings of $103 million. For the year, asset management fee revenue was $763 million, a 24% increase over $617 million in the previous year. In 2013, we also crystalized significant carried interests from our clients’ shopping mall investment.

Our property group recorded a 60% increase in FFO in 2014 compared to the previous year, as a result of increased ownership of our office portfolio, opportunistic investments, and increases in net rents compared with expiring leases. We recycled capital by selling mature properties at attractive valuations, including the $305 million disposition of an industrial portfolio in Mexico and the sale of office buildings in Denver, Houston, Sydney, Toronto and London.

In our renewable energy business, we recorded $313 million of FFO. The size of the portfolio increased and we experienced strong energy prices early in the year, while existing generation was below average levels. We expanded this platform by commissioning $430 million of new hydroelectric and wind facilities on time and on budget in Canada and Ireland, and integrating 1,000 MW of newly acquired generation capacity into our network. The business has solid growth prospects, with 2,000 MW of development projects that we can fund with internally generated cash.

Our infrastructure group recorded FFO that was 11% higher per unit on a comparable or “same store” basis versus last year, reflecting organic growth initiatives. During the year, we invested in the expansion of our utility, district energy and transport businesses. We expect to recycle up to $1 billion by selling mature infrastructure assets. In our private equity business, we monetized a long-term investment in a forest products business.

Dividend Declaration

The Board of Directors declared a quarterly dividend of US$0.17 per share (representing US$0.68 per annum), payable on March 31, 2015 to shareholders of record as at the close of business on

February 27, 2015. This represents an increase of 6% over the current dividend rate. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted and make reference to funds from operations.

We define Funds from Operations (“FFO”) as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

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FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

•
Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third party capital that is no longer subject to future investment performance.

•
Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We provide additional information on the determination of funds from operations and a reconciliation between funds from operations and net income attributable to Brookfield shareholders in the Supplemental Information available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the Fourth Quarter and year ended December 31, 2014 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our financial statements for year ended December 31, 2014, which have been prepared using IFRS. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

(Unaudited)	December 31	December 31
US$ millions	2014	2013
Assets
Cash and cash equivalents	$3,160	$3,663
Other financial assets	6,285	4,947
Accounts receivable and other	8,399	6,666
Inventory	5,620	6,291
Assets classified as held for sale	2,807	–
Equity accounted investments	14,916	13,277
Investment properties	46,083	38,336
Property, plant and equipment	34,617	31,019
Sustainable resources	446	502
Intangible assets	4,327	5,044
Goodwill	1,406	1,588
Deferred income tax assets	1,414	1,412
Total Assets	$129,480	$112,745

Liabilities and Equity
Accounts payable and other	$10,408	$10,316
Liabilities associated with assets classified as held for sale	1,419	–
Corporate borrowings	4,075	3,975
Non-recourse borrowings
Property-specific mortgages	40,364	35,495
Subsidiary borrowings	8,329	7,392
Deferred income tax liabilities	8,097	6,164
Subsidiary equity obligations	3,541	1,877
Equity
Preferred equity	3,549	3,098
Non-controlling interests in net assets	29,545	26,647
Common equity	20,153	17,781
Total Equity	53,247	47,526
Total Liabilities and Equity	$129,480	$112,745

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited) For the periods ended December 31	Three Months Ended		Years Ended
US$ millions (except per share amounts)	2014	2013	2014	2013

Revenues	$4,694	$5,493	$18,364	$20,093
Direct costs	(3,432)	(3,672)	(13,118)	(13,928)
	1,262	1,821	5,246	6,165
Other income and gains	–	44	190	1,262
Equity accounted income	625	75	1,594	759
	1,887	1,940	7,030	8,186
Expenses
Interest	(669)	(613)	(2,579)	(2,553)
Corporate costs	(30)	(36)	(123)	(152)
	1,188	1,291	4,328	5,481
Fair value changes	1,326	33	3,674	663
Depreciation and amortization	(370)	(360)	(1,470)	(1,455)
Income tax	(445)	(114)	(1,323)	(845)
Net income	$1,699	$850	$5,209	$3,844

Net income attributable to:
Brookfield shareholders	$1,050	$717	$3,110	$2,120
Non-controlling interests	649	133	2,099	1,724
	$1,699	$850	$5,209	$3,844

Net income per share
Diluted	$1.59	$1.08	$4.67	$3.12
Basic	1.64	1.11	4.79	3.21

SUMMARIZED FINANCIAL RESULTS1

The following financial results include non-IFRS measures. See Basis of Presentation on page 3.

(Unaudited)	Funds from Operations1,2
For the periods ended December 31 US$ millions (except per share amounts)	Three Months Ended		Years Ended
	2014	2013	2014	2013
FFO from operating activities	$420	$406	$1,588	$1,516
Realized carried interest3	─	563	3	565
Realized disposition gains4	115	61	569	1,295
	$535	$1,030	$2,160	$3,376

Per share	$0.78	$1.59	$3.17	$5.14

(Unaudited) For the periods ended December 31	Three Months Ended		Years Ended
US$ millions (except per share amounts)	2014	2013	2014	2013
FFO from operating activities	$420	$406	$1,588	$1,516
Realized carried interest3	─	563	3	565
Realized disposition gains4	4	4	92	861
Fair value changes	1,051	(100)	2,800	383
Depreciation and amortization	(173)	(183)	(686)	(720)
Income tax	(252)	27	(687)	(485)
Net income2	$1,050	$717	$3,110	$2,120

Per share	$1.59	$1.08	$4.67	$3.12

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

(Unaudited) For the periods ended December 31	Three Months Ended		Years Ended
US$ millions	2014	2013	2014	2013
Net income prior to fair value changes, depreciation and amortization and income tax (see page 7)	$1,188	$1,291	$4,328	$5,481
Adjust for:
Fair value changes within equity accounted income	(272)	184	(435)	85
Current income taxes	(21)	(43)	(114)	(159)
Realized disposition gains not included in net income	111	57	477	434
	1,006	1,489	4,256	5,841
Non-controlling interest	(471)	(459)	(2,096)	(2,465)
Funds from operations1	$535	$1,030	$2,160	$3,376

Notes:

1.	Non-IFRS measure – see Basis of Presentation on page 3

2.	Excludes amounts attributable to non-controlling interests

3.	Excludes carried interest generated that is subject to future investment performance

4.	FFO includes gains recorded in net income, directly in equity as well as the realization of appraisal gains recorded in prior years

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

We reported strong funds from operations (FFO) and net income in 2014. Consolidated net income was $5.2 billion or $4.67 per share. FFO for shareholders was $2.2 billion or $3.17 per share. This was achieved through strong growth in fees and excellent results from most of our businesses.

Our institutional and sovereign fund clients continue to both grow their funds under management and allocate larger portions of their funds to real asset strategies. We currently are marketing ± $11 billion of funds with expectations for another $10 billion to be launched by the end of this year. These are on top of our listed strategies which are always open and increased by $4 billion in 2014, and our flagship listed partnerships, which grew by $9 billion during the year.

Investment Performance

The performance of most investment strategies was positive in 2014. The exceptions were those associated with oil, Russia, some emerging markets, and commodities in general. Thankfully, our direct exposure to these asset classes was small or ancillary.

Our overall stock performance inclusive of dividends for 2014 was exceptional, with a 31% return on the NYSE. For our large base of Canadian investors, our performance was even greater on the TSX, as we are a U.S. dollar denominated security, and provided additional returns due to an increase in the value of the U.S. dollar in 2014. This resulted in a 43% return on the TSX.

While some of this return was merely a continued recovery in the stock price following an unjustified movement downward in sympathy of broad market declines in 2008/09, no shareholder should come to expect consistent returns at these levels over the longer term.

Most importantly, the compound shareholder return over the last 20 years is 19%, which compares well with most other investment alternatives. This should instill some confidence in our ability to execute on our plans and enable us to achieve our goal of generating 12% to 15% compound returns over the longer term.

	Brookfield
Investment Performance	NYSE	S&P 500	10 Year Treasuries
1	31%	14%	9%
5	21%	15%	6%
10	15%	8%	6%
20	19%	10%	6%

Market Environment

The business news of the last three months of 2014 was dominated by the movement in the price of oil and the dramatic shifts that have come about with this change. Despite much drama over potential negative consequences of this trend, overall, it is important to realize a decline in oil prices is a positive factor for many businesses and many countries. Of course, this is not the case for the large oil generating countries, many of whom depend on oil for their budgets, or the marginal shale and oil sands producers. But from a global perspective, lower oil prices are good for many economies.

The more important issue was the suddenness of the move in energy prices. While everyone knew that greater amounts of oil were being produced from oil sands and shale, virtually nobody predicted a 50% drop in the price of oil within a six month period. Despite this radical shift, markets always adjust, and while some countries and companies will have issues, others will benefit dramatically. In this context, we believe there will be many opportunities for our businesses to capitalize on investments in or around the oil sector.

1  | Brookfield Asset Management Inc. – Q4 2014 Letter to Shareholders

The U.S. economy continues to strengthen at a slow but relatively steady pace. Virtually all of our U.S. businesses are showing strong results, led by excellent luxury retail sales at our shopping malls, a greater number of office leases in the New York City market than we have seen in years, power price increases across almost all markets and single family housing results that are far better than anyone would expect if they merely read the newspaper headlines. While this means that we are not acquiring major assets in the U.S. today due to relatively high valuations, it means that our North American businesses are doing well.

Interest rates look like they will be lower for longer than most experts expected. A large part is because central banks continue to be worried about deflation and therefore do not want to take their foot off the accelerator until they truly know that growth is back to stay. Central banks do not appear to be worried about inflation, as the developed world shows no signs of it and the banks possess time- tested methods to tame any form of inflation that might come about. Their worry continues to be deflation settling in after all they have done to re-energize the global economy. This situation is particularly acute in Europe. In this environment, real assets and the cash flows they generate continue to be valued by investors, in particular when compared to the non-existent returns offered by government bonds.

Over the next ten years, our view is that interest rates will remain at levels that are supportive of a continued shift away from traditional bond investments towards higher yielding alternatives such as real assets in the institutional investment world. These types of assets generate predicable cash, have equity like features with growing cash flows and generally provide inflation protection, should inflation eventually come about. As a result, we continue to see institutional investors shifting capital into real assets, particularly towards platforms with the flexibility to capitalize on relative valuations across the global landscape. We continue to establish our company as one of the world’s leading real asset managers in order to generate superior returns for clients, while preserving their capital.

Priorities for 2015

In a large business it is always difficult to list the few major priorities. With the proviso that these are overly simplistic and high level, our top priorities for 2015 are as follows:

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Investment Themes – While one of our strengths is our ability to always be flexible and respond to change, broadly speaking our overall investment themes for 2015 are related to commodities, Brazil and Europe. With respect to commodities, we believe there will be many opportunities to acquire assets from, or provide capital to companies involved in oil and other commodities. This may generate opportunities for all of our businesses, but in particular infrastructure and private equity. With respect to Brazil, there is a lack of capital in this market and given our broad platform, we think all of our businesses will find opportunities in 2015. In Europe, governments, companies and banks continue with significant deleveraging. We should be able to find further acquisitions for all our operations in this environment.

•
Fundraising for Private Funds – We have two flagship funds in the market currently, and should be in a position to launch another major fund as we complete investing its predecessor this year. As one of the go-to global brands for real asset investing, we are focused on strengthening our global franchise and generating exceptional returns for our clients to ensure they continue to invest with us.

•
Flagship Listed Partnerships – Over the past five years we have consolidated virtually all of our listed operations into Brookfield Infrastructure (BIP), Brookfield Renewable Energy (BREP) and Brookfield Property Partners (BPY). The continued investment success of these partnerships is paramount to our long-term success, and we are focused on both generating strong returns and ensuring that the full intrinsic value is reflected in their trading values.

•
Return on Capital – Our overall goal is to be the leading global real asset manager and in the process earn exceptional long-term returns on a per share basis while never taking undue risk. In this regard we continue to generate cash from operations and non-core asset sales. Over the past five years, these proceeds have generally been deployed into consolidating our operations and building our businesses. In addition, while we target the repurchase of our own shares, we have not had the opportunity to repurchase significant numbers of shares into the treasury as a result of the stock price appreciating at a compound 21% over the past five years. But as we continue to accumulate cash on our balance sheet, we intend to find opportunities to repurchase shares in meaningful ways when we believe we can do so for value.

2  | Brookfield Asset Management Inc. – Q4 2014 Letter to Shareholders

Streamlining of the Business

We continue to streamline our operations and work to both optimize our corporate structure and refine our business strategy. This includes building our three listed partnerships, and investing capital within our three flagship private funds.

Our three main listed partnerships and private funds enable us to have access to significant amounts of capital to grow our operations, across the market cycle. We have streamlined the business into its main component parts and do not intend to change much of the structure going forward. In this regard, BIP and BREP are now well established and we intend to continue growing these businesses organically and through acquisitions as we find opportunity.

In BPY, we continue to transform this portfolio into the leading global commercial property company. In 2014, we successfully merged our publicly traded office portfolio into BPY. To achieve this, we issued $3.3 billion of BPY shares and took on $1.7 billion of bridge financing. We are selling mature assets at attractive valuations to repay this debt. We sold two office buildings for approximately $1 billion in Denver and Houston last year, while retaining property management responsibilities. In London, we sold an office property for $500 million that we purchased and fully let over the past few years. The 2015 addition of Canary Wharf will further operationalize BPY and add an incredible portfolio of assets to the company.

In our private equity business, we consolidated a number of our operations, sold mature assets and moved forward with plans to privatize our residential property companies. We sold Western Forest Products and announced the merger of our two oriented strand board (synthetic lumber) producers.

We have conducted our private equity investing on our balance sheet and through private funds for the past 25 years. All of our “opportunistic” private equity investing is done within in our private equity funds, and funded with capital from clients and our balance sheet.

Our other longer term private equity investments were acquired on our balance sheet. These were usually businesses which earn us excellent returns but did not meet the performance targets set by clients in our private equity strategies, or investments made before our funds were established. Examples of these investments are our real estate brokerage and relocation businesses, our construction operations and other longer term businesses we have owned.

Canary Wharf

Earlier this year we were successful in our bid with the Qatar Investment Authority (QIA) to acquire control of Canary Wharf. We made our initial investment in 2002, increased our investment in 2009, and this most recent purchase will double our investment once again. To date, the financial return has been excellent and we expect the future to be even better.

With the formation of our listed property partnership last year, we decided that as we relaunch BPY as the leading global property investor, we should either sell our Canary Wharf shares or make Canary Wharf into a signature piece of BPY for the next 20 years. After discussions with a number of the shareholders and in particular with our partner, QIA, we decided to launch a bid to acquire the other approximately 50% of Canary Wharf not owned by the two of us. Subsequent to year end, we reached agreements to acquire all of Canary Wharf.

In order to fund the transaction, we agreed to sell convertible preferred shares of BPY to QIA for US$1.8 billion and as a result, they have become a strategic partner with us in BPY. QIA joins our two other BPY strategic investors, the Australia Future Fund and Investment Corporation Dubai. We are thrilled to have all of them as partners.

3  | Brookfield Asset Management Inc. – Q4 2014 Letter to Shareholders

Canary Wharf is one of the finest pieces of real estate in the world, with an incredible portfolio of operating properties and a vast development portfolio. In addition, the location only gets better every year. The East End of London continues to attract significant residential development, especially given the cost of property in the West End of the city. When the Crossrail subway network opens in 2018, the additional access will be a game changer for this part of London, with a direct ride from Canary Wharf to Heathrow Airport.

Canary Wharf consists of approximately 120 acres of land with 35 major properties on the estate, as well as a retail mall and services for 100,000 people. The tenant base includes many of the world’s leading corporations. There are approximately 11 million sq. ft. of commercial development rights remaining, and approvals to build approximately 3,500 residences. We intend to work with QIA and management to realize on Canary Wharf’s enormous potential.

Operations

Assets under management are over $200 billion with fee bearing capital increasing 20% year over year to $89 billion. The distribution is as follows:

Fee Bearing
US$ billions	Capital
Property	$37
Renewable Energy	13
Infrastructure	18
Private Equity and listed strategies	21
$89

Total carried interests accrued during the year were $ 178 million and our cumulative carried interests are now $488 million, with those amounts to be booked as funds are wound up. Our expected annualized target carried interests on private funds are now $375 million based on current private fund capital, which we believe will increase meaningfully on completion of our fundraising objectives. Fee related earnings increased by 26%, due to the expansion of fee bearing capital in our listed and private funds, as well as our public securities mandates. Combined with base fees and incentive distributions, the estimated annual run-rate of fees and carried interests for our franchise is over $1.2 billion and growing rapidly as we continue to expand our business.

Performance across our platforms was strong due to both operational improvements and the sale of assets for gains. This has resulted in attractive returns for our private funds and continued FFO growth and distribution increases in our listed funds. In our public markets group, our real estate and infrastructure funds have developed exceptional long-term track records with top-decile performance over the past five and 10 years. These excellent returns generated $21 million of performance fees in 2014.

Brookfield Property Group

Our property group recorded solid performance, with our portion of the FFO increasing 60% year over year to $884 million. This reflected excellent returns from our U.S. retail property portfolio, improvements in office leasing, the acquisition of the remainder of our office portfolio, growth initiatives undertaken in the past five years, and crystallization of gains on the sale of mature assets. Total return of BPY in the stock market was 20% inclusive of both dividends and stock appreciation. More importantly, the shares still trade at far less than intrinsic value and therefore offer significant upside for all shareholders.

Early in the year we closed the merger of our office property company into BPY which expanded the shareholder float by $3.3 billion and further consolidated our operations. We completed investing our $4.4 billion global real estate opportunity fund, which puts us in a position to launch our next fund.

4  | Brookfield Asset Management Inc. – Q4 2014 Letter to Shareholders

Retail sales, especially in premier luxury malls, were strong. Our FFO from our U.S. retail business grew again at double digit returns and we have continued to dispose of non-core assets. Office leasing was strong with major leases executed in a number of our new developments. In addition, we signed 2.5 million sq. ft. of new leases with tenants at Brookfield Place in Lower Manhattan in conjunction with our multi-phase renovation and creation of a luxury retail and food themed entertainment complex. We signed online retailer Amazon to 500,000 sq. ft. at our new Principal Place development in London, financial services based Schroders to 310,000 sq. ft. at our London Wall development and have signed a letter of intent with an anchor tenant for in excess of 500,000 sq. ft. at our first new office tower at Manhattan West in New York.

We are expanding our multifamily residential business across the U.S., and we launched an 800 unit multifamily for-lease residential project at Manhattan West. We also acquired 4,000 multifamily units in Manhattan and launched a 400 unit residential for-sale condominium project adjacent to our Amazon tower in London. In total, we own and operate approximately 22,000 multifamily units in North America and Europe.

We signed new leases in our shopping malls at 18% above expiring leases, while new rents in our office portfolio were 32% above expiring leases. Our organic development pipeline is approximately $7 billion and includes flagship office buildings in Sydney, London, Toronto and New York, in addition to many billions of development opportunities at Canary Wharf.

Brookfield Renewable Energy Group

Our renewable energy business benefitted from an expanded portfolio of hydroelectric assets and higher prices on sales of un-contracted electricity, with our portion of the FFO contributing $313 million. Inclusive of dividends, the share price of BREP generated a 24% return during 2014. This return is exceptional given the company’s long-term returns, but as a result of acquisitions in Europe and North and South America, we should be able to generate strong returns looking forward as well.

We acquired almost 1,000 megawatts of hydro facilities in the U.S. following our theme of using this point in time of low energy prices to acquire plants on “good” returns if power prices stay low, but adding substantial upside to the portfolio when prices trend higher; which we believe is inevitable. These acquisitions included a 417 megawatt hydro facility in Pennsylvania acquired for $900 million.

In Ireland, we closed the acquisition of a 700 megawatt operating and development wind portfolio which to date has exceeded our expectations. As important as the assets themselves, we added a team in Europe to augment our acquisition group in London and we expect to find a number of investment opportunities in the continued distress of the European renewables market.

We continued our growth in Brazil, agreeing to acquire 500 megawatts of plants which are a combination of hydro, wind facilities and biomass. The hydro facilities are tuck-ins to our major Brazilian business. The wind assets, our first in Brazil, will enable us to expand our global wind portfolio. Biomass, while new to our renewable group, is not new to Brookfield. We operate a major agriculture business in Brazil. With sugar cane as one of our main crops, these biomass facilities burn the waste product after the sugar is extracted from the sugar cane. We have been observing these facilities for years at our customers’ operations, and think this is an excellent entry point for our renewable business into a promising growth sector.

Looking ahead, we have approximately 2,000 megawatts of projects available for development. We also have a team that has consistently delivered new hydro and wind facilities on time and on budget. These organic opportunities, along with potential acquisitions should significantly increase our future FFO from our renewable energy group.

5  | Brookfield Asset Management Inc. – Q4 2014 Letter to Shareholders

Brookfield Infrastructure Group

Organic growth initiatives and acquisitions over the past three years are now contributing to excellent performance in our infrastructure group, with our portion of the FFO rising 11% on a ‘same store’ basis to $222 million in 2014. We increased the scale of this business over the last year and are well positioned for future growth. Our flagship listed issuer, BIP, generated a 12% return inclusive of dividends in 2014, with a compound return of 26% over the past five years. During the year, we deployed approximately $1.1 billion on expansion initiatives, which will add to future FFO.

We continued to make add- on acquisitions for our district energy business, which supplies environmentally friendly heating and cooling systems. We acquired a major facility in Chicago and networks in Seattle, Las Vegas, Akron, Houston and Tulsa. We can expand these systems by building out the network and adding customers. The synergies and cost of capital benefits of financing have been significant and we continue to pursue this roll-up strategy. We also acquired U.S. natural gas storage businesses at what we believe to be an attractive time in the cycle. We expanded our South American toll road and railroad portfolios, and there are significant organic growth initiatives underway in these businesses.

We added a telecom and broadcast tower infrastructure business to our portfolio through the acquisition of 50% of TDF telecom which owns 6,700 cellphone and telecom towers covering most of the country of France, including the broadcast facilities in the iconic Eiffel Tower. It is virtually impossible to replicate this network and while the broadcast and telecom industry changes fast, we believe the continued ramp up of mobile internet use is highly positive for this business. Further, as we learn more about these operations, we hope to both expand the platform and look for similar opportunities elsewhere.

Iron ore, oil and most other commodity producers have very substantial in -ground investments in infrastructure. We have worked with many companies over the years and have been successful in acquisitions that see companies raise capital by outsourcing their infrastructure. However, many major facilities such as ports, railroads and pipelines continue to be owned by users, in part for historic reasons. We believe that the global sell off in oil and other commodities presents the first time in years when we will be able to make our case with major users for significant outsourcing of resource infrastructure. We hope to show great progress in 2015.

Brookfield Private Equity Group

Results for 2014 generated FFO of $446 million. This is our one business where financial results are always irregular, as they are often driven by transactional activity.

We are close to privatizing both of our ‘for-sale’ housing operations. This included investing an incremental ±$875 million to acquire our North American home building company, where a shareholder vote is pending. This operation has been one of our most successful long-term investments for over 25 years but we believe that it has always been misunderstood in the capital markets. We intend to develop its land over the next 25 years which should generate substantial amounts of cash to us over time. This cash will be utilized in our overall operations, and to expand the business. We are confident shareholders will enjoy this business being tucked away in our private equity group for a long time.

In Brazil we also privatized the ‘for-sale’ high-rise condominium business and we are in the midst of reorganizing the business to be slimmer and more focused on building high-end properties, in line with what we build globally.

We sold our Western Forest Products private equity investment after owning the assets for over 12 years. Despite some brutal conditions over the course of the housing cycle, we ended up generating a 14% return and almost 3 times multiple on the investment. While not our best return, given the market we felt it was a great accomplishment for our operational teams to pull this off.

6  | Brookfield Asset Management Inc. – Q4 2014 Letter to Shareholders

Our two oriented strand board producers were merged together, subject to anti-trust approvals, and investors in both companies appear to be pleased with the leading housing products company that resulted from this merger. With clients, we will own approximately 53% of the combined company which should benefit from cost synergies, revenue opportunities, a larger float, and the continued recovery of U.S. housing markets.

We have built the leading North American coal bed methane producer through a series of acquisitions, and believe we have created significant value in this company, which is consistently profitable even at a time when natural gas prices are relatively low by historic standards. We also continue to work as a participant in the reorganization of Energy Future Holdings, a Texas utility, and created a separate private equity account to own upwards of $2.5 billion of face value of debt with some of our clients.

Strategy and Goals

Our strategy is to provide world-class alternative asset management services on a global basis, focused on real assets such as property, renewable energy, infrastructure, and private equity investments. Our business model utilizes our global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our established operating platforms to achieve reliable attractive long-term total returns.

Our primary long- term goal is to achieve 12% to 15% compound returns measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by:

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Offering a focused group of Funds on a global basis to our clients; while utilizing our discretionary capital to invest beside these clients, and to support our Funds in undertaking transactions they could not otherwise contemplate without our assistance;

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Focusing the majority of our investments on high quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures, having some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time;

☐	Utilizing our operating experience, global platform, scale and extended investment horizons to enhance returns over the long term;

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Maximizing the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a disproportionately larger contribution to the bottom line; and

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Actively managing our capital. Our strategy of operating our businesses as separate units provides us with opportunities from time to time to enhance value by buying or selling assets or parts of a business if the markets enable access to capital at attractive terms. As a result, in addition to the underlying value created in the business, this strategy allows us to earn extra returns over those which would otherwise be earned. In addition, we often capitalize on mispricing of our securities in the stock market by repurchasing shares of the company when opportunities arise and the valuation is compelling.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high quality, simple to understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

7  | Brookfield Asset Management Inc. – Q4 2014 Letter to Shareholders

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer
February 13, 2015

8  | Brookfield Asset Management Inc. – Q4 2014 Letter to Shareholders